SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Peabody Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

704549203

(CUSIP Number)

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 704549203	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 704549203	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Mangrove Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Mangrove Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,238
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common shares, par value $0.01 per share (the “Shares”), of Peabody Energy Corporation, a Delaware corporation (the “Issuer” or the “Company”), to amend the Schedule 13D filed on October 24, 2016, as amended by Amendment No. 1 filed on December 9, 2016 and Amendment No. 2 filed on January 23, 2017 (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and amended by adding the following information thereto:

As previously reported in the Schedule 13D, on January 20, 2017, the Master Fund along with certain other equity holders and certain members of the Ad Hoc Group of Non-Consenting Creditors in the Chapter 11 Cases (the “Non-Consenting Creditors”) executed and delivered to the Issuer and the Official Committee of Unsecured Creditors a Backstop Commitment Letter and related term sheets (the “Backstop Commitment Letter”), a copy of which was attached as Exhibit 99.3 to Amendment No. 2 to Schedule 13D filed on January 23, 2017. On or about January 24, 2017, the Company informed counsel to some of the members of the Non-Consenting Creditors that the Company could not accept the proposal made in the Backstop Commitment Letter. Additionally, on January 24, 2017, the Company disclosed its receipt of the Backstop Commitment Letter and the transactions contemplated thereby and its rejection thereof in a reply filed in the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”). Following these communications, counsel to such members of the Non-Consenting Creditors engaged in discussions with counsel to the Company regarding certain proposed modifications to the terms of the Backstop Commitment Letter and, on January 25, 2016, a new backstop commitment letter was delivered to the Company by counsel to such Non-Consenting Creditors for its consideration (the “January 25 Backstop Commitment Letter”).

Given the expectation that the January 25 Backstop Commitment Letter would be rejected by the Company, on January 26, 2017, the Master Fund along with certain other equity holders and the Non-Consenting Creditors executed and delivered to the Issuer a new Backstop Commitment Letter and related term sheets (the “Revised Backstop Commitment Letter”). The Company rejected the Revised Backstop Commitment Letter and the January 25 Backstop Commitment Letter in hearings held in the Bankruptcy Court on January 26, 2017.

The Revised Backstop Commitment Letter provides that, if the Debtors countersign the Revised Backstop Commitment Letter, the Commitment Parties and the Debtors will cooperate and negotiate in good faith the terms of a long-form agreement (the “Backstop Commitment Agreement”) consistent with the terms of the Revised Backstop Commitment Letter that would supersede the Revised Backstop Commitment Letter.

Under the Revised Backstop Commitment Letter, the Commitment Parties have committed, among other things, to exercise any subscription rights that remain unfilled at the conclusion of a proposed $1,770,000,000 equity rights offering (the “Rights Offering”) of reorganized Peabody Energy Corporation (“Reorganized Peabody”), which will provide a portion of the financing for a proposed restructuring of the Debtors contemplated by the Revised Backstop Commitment Letter (the “Alternative Transaction”). The Alternative Transaction would be different from the plan of reorganization filed by the Debtors with the Bankruptcy Court on December 22, 2016.

Pursuant to the Alternative Transaction, each holder of equity (including the Master Fund) of the Company would receive its pro rata share of warrants for 5% of the shares of Reorganized Peabody exercisable for seven years at a valuation at which convertible noteholders receive a par recovery. The price per share in the Rights Offering is to be determined using a plan enterprise value of $4,275,000,000 (the “Plan Enterprise Value”) and applying a 13.45% discount thereto. The Master Fund believes that the actual enterprise value of the Debtors is substantially higher than the Plan Enterprise Value but agreed to become a Commitment Party for the investment opportunity of acquiring equity of Reorganized Peabody at a price substantially lower than its intrinsic value.

In addition, the Alternative Transaction contemplates, among other things, that (i) each holder of an Allowed First Lien Lender Claim1 will receive its aggregate pro rata share of (a) cash equal to the full amount of its Allowed First Lien Lender Claims, including interest at the default rate or (b) solely to the extent that the Debtors have not received commitments for the Exit Facility prior to the Effective Date in the aggregate principal amount of at least $1.5 billion and subject to certain conditions outlined a term sheet attached to the Revised Backstop Commitment Letter, each holder’s pro rata share of (x) the Replacement Secured First Lien Term Loan in an aggregate principal amount of up to $1.5 billion, plus (y) cash in an amount equal to the difference between the Allowed First Lien Lender Claims, including interest at default rate, and the aggregate principal amount of the Replacement Secured First Lien Term Loan, (ii) each holder of an Allowed Second Lien Notes Claim will receive (a) at the option of the Debtors in their sole discretion, provided in the case of (x) or (y) below, the First Lien Full Cash Recovery occurs, its aggregate pro rata share of $180 million (calculated as the amount of any such cash and the principal amount of any such Additional First Lien Debt and New Second Lien Notes, excluding any consideration on account of Incremental New Second Lien Notes Claims) in any combination of (x) cash, (y) the Additional First Lien Debt and/or (z) New Second Lien Notes, (b) its pro rata share of the Pro Rata Split as of the Effective Date of the shares in Reorganized Peabody (which shall be subject to dilution, the exercise of the Cash Pay A Warrants, Cash Pay B Warrants and the Backstop Penny Warrant, and issuance as described in the term sheet attached to the Revised Backstop Commitment Letter), (c) its pro rata share of the Pro Rata Split as of the Record Date of the Equity Rights, and (d) its pro rata share of $270 million funded from the proceeds of the Rights Offering, and (iii) each holder of an Unsecured Subordinated Debenture Claim will receive its pro rata share of the cash pay warrants for 20% of the total shares of Reorganized Peabody, exercisable for seven years at an exercise price determined at a valuation at which participating holders of Allowed Unsecured Senior Notes Claims receive a par recovery. The Rights Offering shall be open to applicable holders of General Unsecured Claims and Second Lien Notes Claims of the Company (the “Eligible Creditors”). Eligible Creditors will also be granted oversubscription rights such that any shares of Reorganized Peabody not subscribed for and purchased by an Eligible Creditor may be subscribed for by other Eligible Creditors.

[1]	Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Revised Backstop Commitment Letter (including the term sheets attached thereto).

The obligations of the Debtors to issue shares in the Rights Offering, and of the Commitment Parties to purchase their commitments contemplated by the Revised Backstop Commitment Letter, are subject to certain conditions, including, among other things, (i) execution and delivery by the Commitment Parties and the Debtors of the Backstop Commitment Agreement in form and substance reasonably acceptable to the requisite number of Commitment Parties and the Debtors, (ii) consummation of the transactions contemplated by the Revised Backstop Commitment Letter and (iii) receipt of final orders from the Bankruptcy Court approving the transactions contemplated by the Revised Backstop Commitment Letter. In exchange for their commitments to exercise any unfilled subscription rights, the Commitment Parties would receive, among other things, a backstop commitment premium (payable in the form of new common stock of Reorganized Peabody) and penny warrants for shares of Reorganized Peabody.

The Revised Backstop Commitment Letter is subject to termination (i) automatically upon execution and delivery of the Backstop Commitment Agreement, (ii) upon approval or authorization by the Bankruptcy Court of any reorganization or similar transaction other than the Alternative Transaction or if the Debtors enter into any agreement providing for any such transaction, (iii) on April 28, 2017 (which date may be extended or waived (but not to a date later than June 30, 2017) in certain circumstances), (iv) if the board of directors of the Company determines in good faith, based upon the advice of outside legal counsel, that continued performance under the Revised Backstop Commitment Letter would be inconsistent with the exercise of its fiduciary duties under applicable law, and (v) upon the occurrence of material breaches of a party’s representations, warranties or covenants contained in the Revised Backstop Commitment Letter if such breaches remain uncured for 5 business days following written notice thereof.

The information contained in this Amendment No. 3 is not intended, and should not be construed, as part of any “solicitation” process or related purpose, as such term is defined, described, or referenced under title 11 of the United States Code or otherwise. Such information is included in this Amendment No. 3 for the purpose of compliance with Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below.

(a)    The aggregate percentage of Shares reported as owned by each person named herein is based upon 18.5 million Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 3, 2016. On January 23-26, the Master Fund engaged in certain transactions in respect of the Shares and the 4.75% Convertible Junior Subordinated Debentures due 2066 of the Issuer (the “Convertible Debentures”), as further described herein and on Schedule B annexed hereto. After giving effect to these transactions, as of the date hereof, the Master Fund beneficially owns 17,238 Shares, consisting solely of 17,238 Shares issuable upon conversion of the Convertible Debentures, which constitutes approximately 0.1% of the Shares outstanding. By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2, each of the US Feeder, the Cayman Feeder, Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the Shares owned directly by the Master Fund. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)    Each of the Master Fund, the US Feeder, the Cayman Feeder, Mangrove Partners, Mangrove Capital and Mr. August has shared voting and dispositive power over the Shares owned directly by the Master Fund.

(c)    Schedule B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons. In addition to the transactions reported on Schedule B annexed hereto, on January 25, 2017, the Master Fund sold $50,000,000 in the aggregate principal amount of the Convertible Debentures at a price of $0.0750 for each dollar of the principal amount of such Convertible Debentures.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer’s Shares as of January 23, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended by adding the following information thereto:

The information contained in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented and amended by adding the following information thereto.

99.4	Form of Revised Backstop Commitment Letter

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017	THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

	By:	MANGROVE CAPITAL,
as General Partner

	By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

	By:	MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

	By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name:	Nathaniel August
Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

SCHEDULE B

Transactions of the Reporting Persons Effected in the Common Stock During the Past 60 Days

Date of Purchase or Sale	Shares of Common Stock Purchased (Sold)	Per Share Price ($)
January 23, 2017	(25,000)	$1.9170
January 23, 2017	(730,500)	$1.9871
January 24, 2017	(140,000)	$2.2001
January 25, 2017	(53,000)	$2.5296
January 26, 2017	53,000	$2.7960